FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of October, 2005

Commission File Number: 001-32294
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TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[x]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	[ ]	No	[x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	[ ]	No	[x]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	[ ]	No	[x]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

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TABLE OF CONTENTS

Item 1:     Form 6-K dated October 4, 2005 along with the Press Release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: October 4, 2005

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Item 1

TATA MOTORS LIMITED
Bombay House, 24, Homi Mody Street, Mumbai 400 001.

TATA TECHNOLOGIES ANNOUNCES INCAT OFFER UNCONDITIONAL IN ALL RESPECTS

Valid acceptances for 92.5% shareholding

Mumbai, October 04, 2005: Tata Technologies Limited (TTL), through its subsidiary, Tata Technologies Inc., USA (TTUS), today announced that it has received unconditional acceptance of approximately 92.5% of the equity shares of INCAT International Plc, a UK-based company listed on the Alternative Investment Market (AIM) of the London Stock Exchange, for which it had made a cash offer.

As of October 3, 2005, valid acceptances of the offer had been received in respect of a total of 22,448,051 INCAT shares comprising approximately 92.5% of INCAT's existing issued ordinary share capital. The offer will remain open for acceptance until further notice.

TTUS had made a cash offer at 220 pence per share (Rs.169.40 per share).The offer price had represented a 4% premium on INCAT's closing price of 211.5 pence per share, as on August 17, 2005, when TTUS made an open offer to acquire INCAT International.

Both Tata Technologies and INCAT provide engineering and design services and PLM (product lifecycle management) products and services, primarily to manufacturers and their suppliers in the international automotive, aerospace and engineering markets.

The offshore capabilities of Tata Technologies in the field of engineering automation services combined with the high-end onshore strengths of INCAT are expected to offer a strong and seamless onshore/offshore delivery capability to the international customers in the automotive, aerospace and engineering industries.

Mr Patrick McGoldrick, CEO of Tata Technologies, said: "We are delighted that our two teams will now be joining forces. We are confident that the joint operations of Tata Technologies and INCAT will add even more value to our combined international customer base through our ability to deliver E&D and PLM solutions in the most timely and cost-effective manner - onsite, near-shore and offshore. We welcome INCAT's management and staff to the Tata Technologies' family and look forward to working closely with them."

Tata Technologies and INCAT together have a combined turnover of approximately Rs.695.6 crores. The new combined entity services some of the world's best-known names in automotive, aerospace and engineering industries in North America, Europe and Asia-Pacific. They together, as a leading end-to-end automotive engineering and design services company, will create greater value for their customers by combining state-of-the-art technologies with a real-world understanding of engineering and manufacturing processes, to bring down costs and reduce time to market.

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For further press queries please contact Mr Debasis Ray at 91 22 5665 7209 Fax: 91 22 5665 7616 or email at: debasis.ray@tatamotors.com

All statements contained herein that are not statements of historical fact constitute "forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.